July 27, 2023

Alison White

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	EA Series Trust (the “Trust”)

Post-Effective Amendment No. 240 to the Registration Statement on Form N-1A (the “Amendment”)

File Nos.: 333-195493 and 811-22961

Dear Ms. White:

This correspondence responds to comments received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) on July 21, 2023, with respect to the Amendment relating to the MarketDesk Focused U.S. Dividend ETF (the “Fund”), a proposed new series of the Trust. For your convenience, your comments have been summarized with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

1.	Comment: In the Principal Investment Strategies section, please clarify how the Sub-Adviser calculates dividend yield.

Response: The following has been added as the penultimate sentence to the fifth paragraph in the “Principal Investment Strategies” section:

The Sub-Adviser calculates a company’s indicated annual dividend by annualizing the latest regular cash dividend to project the anticipated dividend income for the next 12 months.

2.	Comment: In the Principal Risks section, with respect to Large Capitalization Companies Risk, please consider expanding this risk to note that securities of large cap companies may be relatively mature and subject to slower growth or may be slow to respond to new competitive challenges.

Response: The Large Capitalization Companies Risk section has been amended as follows:

Large Capitalization Companies Risk. Large-capitalization companies may trail the returns of the overall stock market. Large-capitalization stocks tend to go through cycles of doing better – or worse – than the stock market in general. These periods have, in the past, lasted for as long as several years. When large capitalization companies are out of favor, these securities may lose value or may not appreciate in line with the overall market. In addition, large capitalization companies may be unable to respond quickly to new competitive challenges, such as changes in technology or consumer tastes, and also may not be able to attain the high growth rate of successful small companies, especially during extended periods of economic expansion.

KAREN A. ASPINALL ● PARTNER

11300 Tomahawk Creek Pkwy, Suite 310 ● Leawood, KS 66211 ● p: 949.629.3928

Practus, LLP ● Karen.Aspinall@Practus.com ● Practus.com

3.	Comment: In the Additional Information About the Fund’s Principal Risks section, with respect to Geopolitical Risk, please update the third to last sentence in the second paragraph regarding interest rate risk.

Response: The second paragraph of the Geopolitical/Natural Disaster Risk section has been amended as follows:

Geopolitical/Natural Disaster Risks. ~~Geopolitical and other risks, including war, terrorism, trade disputes, political or economic dysfunction within some nations, public health crises and related geopolitical events, as well as environmental disasters such as earthquakes, fire and floods, may add to instability in world economies and volatility in markets generally. Changes in trade policies and international trade agreements could affect the economies of many countries in unpredictable ways. Epidemics and/or pandemics, such as the coronavirus (or COVID-19), may likewise result in economic instability and market volatility. The impact may be short-term or may last for extended periods.~~

~~The respiratory illness COVID-19 caused by a novel coronavirus has resulted in a global pandemic and major disruption to economies and markets around the world, including the United States. Financial markets have experienced extreme volatility and severe losses, and trading in many instruments has been disrupted. Liquidity for many instruments has been greatly reduced for periods of time. Some interest rates are very low and in some cases yields are negative. Some sectors of the economy and individual issuers have experienced particularly large losses. These circumstances may continue for an extended period of time, and may affect adversely the value and liquidity of the Fund’s investments.~~

The value of your investment in the Fund is based on the values of the Fund’s investments, which may change due to economic and other events that affect markets generally, as well as those that affect particular regions, countries, industries, companies or governments. These events may be sudden and unexpected and could adversely affect the liquidity of the Fund’s investments, which may in turn impact valuation, the Fund’s ability to sell securities and/or its ability to meet redemptions. The risks associated with these developments may be magnified if certain social, political, economic and other conditions and events (such as war, natural disasters, epidemics and pandemics, terrorism, conflicts, social unrest, recessions, inflation, rapid interest rate changes and supply chain disruptions) adversely interrupt the global economy and financial markets. It is difficult to predict when events affecting the U.S. or global financial markets may occur, the effects that such events may have and the duration of those effects (which may last for extended periods). These events may negatively impact broad segments of businesses and populations and have a significant and rapid negative impact on the performance of the Fund’s investments, adversely affect and increase the volatility of the Fund’s share price and exacerbate pre-existing risks to the Fund.

4.	Comment: In the Approval of Advisory Agreements & Investment Sub-Advisory Agreements section, please add the period covered by the applicable shareholder report.

Response: This aforementioned section has been revised as follows:

A discussion regarding the basis for the Board’s approval of the Advisory Agreement and the sub-advisory agreement with respect to the Fund will be available in the Fund’s semi-annual report for the period ended [ ].

5.	Comment: In the Statement of Additional Information, under the Investment Policies and Restrictions section, please revise the second to last paragraph to include a look through policy for investment companies with regard to concentration calculations.

Response: The Registrant has amended the second to last paragraph in the Investment Policies and Restrictions section of the SAI as follows:

For purposes of applying the limitation set forth in the concentration policy set forth in (7) above, the Fund, with respect to their equity holdings, may use the FactSet Revere Business Industry Classification System, Standard Industrial Classification (SIC) Codes, North American Industry Classification System (NAICS) Codes, MSCI Global Industry Classification System, FTSE/Dow Jones Industry Classification Benchmark (ICB) system or any other reasonable industry classification system (including systems developed by the Adviser) to identify each industry. Securities of the U.S. government (including its agencies and instrumentalities), some tax-free securities of state or municipal governments and their political subdivisions (and repurchase agreements collateralized by government securities) ~~and securities of other investment companies, whether registered or excluded from registration under Section 3(c) of the Investment Company Act,~~ are not considered to be issued by members of any industry.

Further, for purposes of complying with the concentration policy noted above, except as described below, the securities of other investment companies, whether registered or excluded from registration under Section 3(c) of the Investment Company Act, are not considered to be issued by members of any industry. However, when the Fund invests in an unaffiliated Underlying Fund, the Fund will include the industry of that Underlying Fund if the Underlying Fund concentrates in an industry as part of its investment strategy. Otherwise, the Fund does not include the industry assigned to non-concentrated unaffiliated Underlying Funds for purposes of complying with the Fund’s concentration policy. Additionally, if the Fund invests in an affiliated Underlying Fund, it will consider the underlying holdings of the affiliated Underlying Fund for purposes of complying with the Fund’s concentration policy.

6.	Comment: In the signature page, please include an officer with the title of Comptroller or Chief Accounting Officer per Section 6A of the Securities Act.

Response: The Registrant hereby undertakes to amend the Registrant’s Signatures Page to include an officer of the Fund with the title of Comptroller or Chief Accounting Officer.

If you have any questions regarding the above responses, please do not hesitate to contact me at (949) 629-3928 or Karen.Aspinall@practus.com.

Sincerely,

/s/ Karen Aspinall

Karen Aspinall

Trust Counsel

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